
September 29, 2014

Via E-mail
Jeffrey E. Witherell
Chief Executive Officer
Plymouth Industrial REIT, Inc.
260 Franklin Street, Suite 1900
Boston, Massachusetts 02110

> **Re: Plymouth Industrial REIT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed September 12, 2014**
> **File No. 333-196798**

Dear Mr. Witherell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file as correspondence on EDGAR the correspondence that you submitted to us in response to comment 1 in our letter dated August 14, 2014, as well as the draft opinions that you submitted to us with your response letter dated September 11, 2014.

Cover Page of Prospectus

2.   Please revise the cover page in the prospectus to disclose that the registrant will receive or has received a qualified tax opinion.

Summary Risk Factors, page 10

3.   Please revise the fourth bulleted item in this section to clarify, if true, that you *will* lose your status as a REIT or advise. Please make conforming changes on the prospectus cover page and throughout your revised disclosures.

Risk Factors, page 18

Risks Related to Our Status as a REIT, page 41

If we do not receive consent from the IRS and the IRS challenges our 2012 REIT election …, page 41

4.   We note your disclosure that Locke Lord LLP will render a qualified tax opinion. Please advise how the registrant meets its obligations under Item 601(b)(8) of Regulation S-K that the registrant will include an opinion of counsel that supports the tax matters and consequences to shareholders.

5.   We note your disclosure that you intend to seek a private letter ruling from the IRS requesting such treatment. We also note your disclosure on page 164 that that the registrant is seeking a private letter ruling from the IRS. Please consistently disclose the date when the registrant expects to seek the private letter ruling. Also, disclose in the "Material U.S. Federal Income Tax Consideration" section when such ruling could be made by the IRS or advise.

Critical Accounting Policies, page 60

Investments in Real Estate, page 61

6.   We note your response to comment 2 of our letter dated August 14, 2014. It is unclear why you do not include below market fixed rate renewal periods in determining the value of your below market lease liabilities and the term over which you amortize your lease intangibles. Please advise and cite the guidance that you are relying upon.

AFFO, page 69

7.   We note your new disclosure of Adjusted FFO and that you state that Adjusted FFO represents FFO adjusted for certain other non-cash items; however, capital expenditures and distributions appear to be cash items. Please advise and revise.

Material U.S. Federal Income Tax Considerations, page 163

8.   We note your disclosure in Exhibit 8.1 that for a discussion relating to the law and facts and legal analysis underlying the opinions set forth in this letter that you incorporate by reference the discussions of federal income tax issues in the discussion in the registration

statement under "Material U.S. Federal Income Tax Consideration." Please clearly disclose in the prospectus that the tax consequences section in the prospectus is the opinion of named counsel and clearly identify the opinion being rendered. See Section III.B.2. of Staff Legal Bulletin No. 19.

9. Please provide supplementally a copy of the private letter ruling referenced in this section which facts you characterize "similar to [y]ours." We may have further comment.

2. Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2014 and for the Year Ended December 31, 2013, page F-8

10. Please expand footnote (1) in the tables on page F-9 to show how you calculated the adjustments to depreciation and amortization and mortgage interest expense.

11. We note your response to comment 8 of our letter dated August 14, 2014. Please provide us with a more detailed response which addresses each type of intangible asset separately. Please explain the difference between the in-place lease asset, the leasing commission asset, and the tenant relationship asset; discuss how you determine the value of each one.

12. Please tell us and disclose the basis for your estimates in footnote (C). We note that your estimate for the year ended December 31, 2013 decreased from $2.116 million in your previous amendment to $216,000 in this amendment, and that your estimate for the six months ended June 30, 2014 is $236,000 less than your estimate for the three months ended March 31, 2014 in your previous amendment. In your response, please break down your estimates by expense type, and tell us what types of compensation expenses are being included and how those relate to your estimated compensation disclosure on page 126.

Part II. Information Not Required in Prospectus

Item 36. Exhibits and Financial Statement Schedules, page II-3

Exhibit 8-1 - Opinion of Locke Lord LLP regarding tax matter

13. Refer to the first full paragraph on page 2 of the opinion. We note that counsel has relied upon representations from the officer's certificate in connection with its rendering of the opinion. Please revise to specifically delineate the significant representations contained therein.

14. Please revise the second paragraph on page 4 that provides counsel's opinion to remove the REIT Election Assumptions and clearly disclose that such opinion is qualified. Refer to III.C.3. of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Kenneth L. Betts
       Squire Patton Boggs (US) LLP